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[GENIUS PRODUCTS LETTERHEAD]

Genius Products, Inc.
740 Lomas Santa Fe,
Suite 210
Solana Beach,
California 92075
USA


                                January 30, 2004


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Genius Products, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-108966

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Genius Products, Inc. (the "Company") hereby requests withdrawal of the captioned Registration Statement initially filed with the Commission on September 19, 2002. The Company is withdrawing the Registration Statement due to the pending nature of certain transactions.

         There were no securities offered or sold pursuant to the Registration Statement. Furthermore, the Company has no intention of utilizing the Registration Statement. Accordingly, we hereby request the Commission's consent to the withdrawal of this Registration Statement.

         The Company may undertake a subsequent private offering in reliance on Rule 155.

         If you have any questions concerning this request for withdrawal, please contact the undersigned at (858) 793-8840.

                                            Very truly yours,


                                            /s/ Klaus Moeller
                                            ---------------------------
                                            Klaus Moeller
                                            Chief Executive Officer

cc: Division of Corporation Finance
            Mathew C. Bazley,
            (via facsimile 202-942-9527)

    Luce, Forward, Hamilton & Scripps LLP
            Dennis J. Doucette, Esq.
            P. Blake Allen, Esq.